Mail Stop 3561

April 12, 2007

Mr. Daniel H. Lloyd
Chief Executive Officer
Superior Oil and Gas Co.
14910 N.W. 36th Street
Yukon, OK 73099

Re: Form 10-KSB for the fiscal year ended December 31, 2005
        File No. 000-50173

Dear Mr. Lloyd:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                        Sincerely,

                        Tia Jenkins
                        Senior Assistant Chief Accountant
                        Office of Emerging Growth Companies